                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Sprint Corporation
                                (Name of Issuer)

             PCS Common Stock - Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                                   852061506
                                 (CUSIP Number)

                            Stephen M. Brett, Esq.
                           Executive Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                               5619 DTC Parkway
                             Englewood, CO  80111
                                (303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 23, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 852061506


          (1)  Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons

               Tele-Communications, Inc.
               84-1260157

          (2)  Check the Appropriate Box if a Member of a Group
                         (a)  [   ]
                         (b)  [X]

          (3)  SEC Use Only

          (4)  Source of Funds
               OO

          (5)  Check if Disclosure of Legal Proceedings is Required Pursu-
               ant to Items 2(d) or 2(e)    [  ]

          (6)  Citizenship or Place of Organization

               Delaware


         Number of                     (7)  Sole Voting Power                    111,277,868 shares - - Series 2 PCS
     Shares Beneficially                                                         Stock: see Items 1 and 6
         Owned by
           Each                        (8)  Shared Voting Power                  0 shares
         Reporting
          Person                       (9)  Sole Dispositive Power               111,277,868 shares - - Series 2 PCS
           With                                                                  Stock: see Items 1, 4 and 6

                                      (10)  Shared Dispositive Power             0 shares

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person 111,277,868 Shares

               Consists of 98,563,924 shares of Series 2 PCS Stock, presently exercisable Warrants to purchase an additional 6,291,314 shares of Series 2 PCS Stock, and 123,314 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 6,422,630 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock. See Items 1 and 5.

               Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock.

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X ] The foregoing amounts exclude any shares of Series 1 PCS Stock held by executive

                               Page 2 of 12 pages
               officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership, of any shares held by such officers and directors.

     (13) Percent of Class Represented by Amount in Row (11)
          0%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 23.5% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in the Sprint PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 39.2% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule would require the Reporting Person (i) to assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 111,277,868 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable in respect of the Warrants and shares of Series 7 Preferred Stock held by Cox and Comcast and the shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and all shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company.

          (14) Type of Reporting Person (See Instructions)
               CO

                               Page 3 of 12 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                              SPRINT CORPORATION

     This Report on Schedule 13D relates to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Stock"), of Sprint Corporation, a Kansas corporation (the "Company"). This Report is being filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person").

ITEM 1.   SECURITY AND ISSUER.

     The principal executive offices of the Company are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. The class of securities to which this Report relates is the Series 1 PCS Stock of the Company.

     Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report relates to the shares of Series 1 PCS Stock issuable upon conversion of shares of the Company's PCS Common Stock - Series 2, par value $1.00 per share ("Series 2 PCS Stock" and, collectively with the Series 1 PCS Stock and the PCS Common Stock - Series 3, par value $1.00 per share (the "Series 3 PCS Stock"), of the Company, the "PCS Stock"), which are (i) held by the Reporting Person, (ii) issuable upon exercise of certain warrants to purchase shares of Series 2 PCS Stock (the "Warrants") held by the Reporting Person, and (iii) issuable upon conversion of certain shares of Preferred Stock-Seventh Series, Convertible, $1,000 liquidation preference (the "Series 7 Preferred Stock"), of the Company, held by the Reporting Person (such securities are collectively referred to in this Report as the "Company Securities"). The shares of Series 2 PCS Stock, Warrants and the shares of Series 7 Preferred Stock beneficially owned by the Reporting Person were issued in a series of transactions which occurred on November 23, 1998 in which the Company acquired through several mergers all of the outstanding interests in certain joint ventures held by certain affiliates of the Reporting Person, Comcast Corporation ("Comcast") and Cox Communications, Inc. ("Cox" and, together with TCI and Comcast, the "Cable Partners") in exchange for shares of Series 2 PCS Stock, Warrants and shares of Series 7 Preferred Stock pursuant to a Restructuring and Merger Agreement, dated as of May 26, 1998 (the "Restructuring Agreement").

     Certain terms of the Series 2 PCS Stock, the Warrants and the Series 7 Preferred Stock are described below:

          (a) Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. In particular,
     (i) all outstanding shares of Series 2 PCS Stock will convert into the corresponding number of shares of Series 1 PCS Stock at such time as the outstanding shares of Series 2 PCS Stock would represent, assuming the conversion of all of such shares, less than one percent of the voting power of the outstanding equity securities of the Company and (ii) each share of Series 2 PCS Stock will automatically convert into one share of Series 1 PCS Stock upon any transfer of such shares to a transferee other than one of the Cable Partners and certain of their affiliates and associates.

          (b) Each Warrant is exercisable for one share of Series 2 PCS Stock during the five year period ending on November 23, 2003. The exercise price per share of Series 2 PCS Stock will be equal to the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. Regular way trading in the Series 1 PCS Stock commenced on November 24,

                               Page 4 of 12 pages

     1998, following the completion of the transactions contemplated by the Restructuring Agreement on November 23, 1998.

          (c) Each share of Series 7 Preferred Stock is convertible into a number of shares of Series 2 PCS Stock equal to the quotient of (x) $1,000 divided by (y) the product of (i) 1.28 and (ii) the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. (Because this Report is being filed prior to such 45th trading day, the Reporting Person has assumed for purposes of this Report that such average closing price will be $15 per share.) The Company may redeem any outstanding shares of Series 7 Preferred Stock after November 23, 2001 (or, under certain circumstances, November 23, 2000), and must redeem all outstanding shares of Series 7 Preferred Stock on November 24, 2008.

          (d) The Warrants and the Series 7 Preferred Stock will become exercisable for or convertible into shares of Series 1 PCS Stock in lieu of the corresponding number of shares of Series 2 PCS Stock under circumstances similar to those under which the applicable shares of Series 2 PCS Stock underlying such securities would automatically convert into shares of Series 1 PCS Stock.

     Holders of Series 1 PCS Stock are entitled to a number of votes per share based on the ratio of the average trading price per share of a share of Series 1 PCS Stock to the average trading price per share of a share of the Company's FON Common Stock - Series 1, par value $2.00 per share, and holders of Series 2 PCS Stock are entitled to a number of votes per share equal to one tenth of the number of votes per share of Series 1 PCS Stock on all matters presented to stockholders, subject to certain exceptions. Shares of Series 1 PCS Stock are not convertible into shares of Series 2 PCS Stock. Otherwise, the rights and privileges of the Series 1 PCS Stock and the Series 2 PCS Stock are generally comparable.

ITEM 2.   IDENTITY AND BACKGROUND.

     TCI's principal business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

     The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and (iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

     During the last five years, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     TCI is a corporation formed under the laws of the State of Delaware. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as may be specifically set forth in
Schedule 1 hereto.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 1 of this Schedule 13D is incorporated by reference in this Item 3.

                               Page 5 of 12 pages

ITEM 4.   PURPOSE OF TRANSACTION.

     The information set forth in Items 1 and 6 of this Schedule 13D is incorporated by reference in this Item 4.

     TCI has entered into a merger agreement with AT&T Corp. pursuant to which TCI has agreed that, in connection with obtaining any regulatory approvals required in connection with the transactions contemplated thereby (the "AT&T Merger"), it will agree to dispose of its Company Securities and otherwise will comply with any requirements that may be imposed by applicable governmental authorities in connection with such disposition. TCI is currently engaged in discussions with the applicable governmental authorities regarding the possible terms of such a disposition.

     TCI currently holds the Company Securities beneficially owned by it for investment purposes. TCI intends to continuously review its investment in the Company, and, subject to the terms of the Standstill Agreement (as defined below) and the terms of any agreements with applicable governmental authorities that may be entered into in connection with the proposed AT&T Merger, may in the future determine to (i) acquire additional securities of the Company, through open market purchases, private agreements, pursuant to the provisions of the Restructuring Agreement or otherwise, (ii) dispose of all or a portion of the Company Securities beneficially owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item
4. TCI reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), TCI currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company and the telecommunications industry generally, other business opportunities available to TCI, other developments with respect to the business of TCI, general economic conditions, applicable legal and regulatory requirements and money and stock market conditions, including the market price of the Series 1 PCS Stock. Notwithstanding the foregoing, in the event the AT&T Merger is consummated, TCI believes that it is unlikely that it will acquire any additional Company Securities (other than in connection with the exercise of its Warrants or the conversion of its shares of Series 7 Preferred Stock).

     Other than as set forth in this Report, the Reporting Person has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company,
(vi) any other material change in the Company's business or corporate structure,
(vii) changes in the Company charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated in this paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person currently holds no shares of Series 1 PCS Stock, 98,563,924 shares of Series 2 PCS Stock, 6,291,314 Warrants and 123,314 shares of Series 7 Preferred Stock, resulting in an aggregate beneficial ownership of approximately 111,277,868 shares of Series 2 PCS Stock (assuming the valid exercise of all of such Warrants and the valid conversion of all of such shares of Series 7 Preferred Stock at the assumed conversion price described in Item 1 above). As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 39.2% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule would require the Reporting Person (i) to assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting

                               Page 6 of 12 pages

Person and the conversion of all of the approximately 111,277,868 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable in respect of the Warrants and shares of Series 7 Preferred Stock held by Cox and Comcast and the shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and all shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

     The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 23.5% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in the Sprint PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners). The foregoing amounts exclude shares of Series 1 PCS Stock held by executive officers and directors of TCI, if any. TCI disclaims beneficial ownership of any shares held by such officers and directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The information set forth in Items 1 and 4 of this Schedule 13D is hereby incorporated by reference herein.

     In connection with the execution of the Restructuring Agreement, the Company and TCI entered into a Standstill Agreement pursuant to which TCI has agreed that it will not acquire (other than in connection with the exercise of certain purchase rights under the Restructuring Agreement) any voting securities of the Company ("Sprint Voting Securities") if, as a result of such acquisition, the votes represented by the Sprint Voting Securities owned by TCI and its affiliates would represent (in the aggregate) more than one and one half percent (1.5%) of the voting power represented by all of the outstanding Sprint Voting Securities (assuming that all shares of Series 2 PCS Stock have the same voting rights as the Series 1 PCS Stock). Such agreement effectively restricts the ability of TCI to purchase any Sprint Voting Securities other than in accordance with its purchase rights under the Restructuring Agreement. In addition, the Standstill Agreement generally prohibits TCI from taking any action to seek to affect the control of management or the board of directors of the Company.

     The Company and the Cable Partners have entered into a registration rights agreement (the "Registration Rights Agreement") providing the Cable Partners with certain "demand" and "piggyback" registration rights relating to the shares of PCS Stock issued by the Company to the Cable Partners or their subsidiaries, commencing the second quarter of 1998. Until the Cable Partners have sold securities covered by the Registration Rights Agreement with an aggregate offering price of $2 billion (or, if earlier, 12 months have passed since the commencement of such registration rights), the Cable Partners will have priority in selling their shares of PCS Stock in any offering in which the applicable underwriters require that the number of shares of PCS Stock so offered be reduced. Such priority will apply regardless of whether the applicable Cable Parent(s) is (are) exercising "demand" or "piggyback" registration rights and whether such priority would prevent the Company from selling shares of PCS Stock in order to raise capital to fund the capital needs of the Company's PCS business.

     TCI has entered into an Irrevocable Proxy and Voting Agreement ("Voting Agreement") governing the voting of any shares of Series 1 PCS Stock acquired by it or its subsidiaries. The Voting Agreement grants William T. Esrey (and any successor as the Chief Executive Officer of the Company) an irrevocable proxy to vote such shares at any meeting of the shareholders of the Company, with such shares to be voted on any matter on the same basis as the majority of votes that are cast with respect to such matter by the holders of the Company's other voting securities, subject to certain exceptions. The Voting Agreement will terminate upon the earlier to occur of the tenth anniversary of the Closing or the termination of the Standstill Agreement. The Reporting Person currently holds no shares of Series 1 PCS Stock.

     The Cable Partners have entered into a Top Up Right Agreement (the "Top Up Right Agreement") with France Telecom S.A. ("FT") and Deutsche Telekom AG ("DT"), dated as of May 26, 1998, which agreement provides FT and DT, among other things, with certain rights in connection with certain transfers by the Reporting Person of shares

                               Page 7 of 12 pages
of Series 2 PCS Stock that result in the applicable shares of Series 2 PCS Stock converting into shares of Series 1 PCS Stock.

     The summary descriptions of certain provisions of the Restructuring Agreement, the Registration Rights Agreement, the Standstill Agreement, the Voting Agreement and the Top Up Right Agreement and of the Company's Certificate of Incorporation, as amended to date, contained in this Report do not purport to be complete and are qualified in their entirety by reference to the text of such documents, certain of which have been filed as Exhibits to this Report and are hereby incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit
No.            Exhibit
-----          -------

10.1           Restructuring and Merger Agreement, dated as of May 26, 1998, by and among the
               Company, TCI, Comcast, Cox, and certain affiliates thereof (incorporated by reference to Exhibit No. 2 to the Form 8-K filed by Sprint Corporation on June
               2, 1998 (File No. 001-04721)).

10.2           Form of Registration Rights Agreement, by and among the Company, a subsidiary of TCI, Cox and Comcast (incorporated by reference to Exhibit 10.2 to the
               Registration Statement on Form S-4 filed by Sprint Corporation on October 1,
               1998 (File No. 333-65173)).

10.3           Form of Standstill Agreement, dated as of May 26, 1998, between the Company and
               TCI (incorporated by reference to Exhibit 10.3 to the Registration Statement
               Form on S-3 filed by Sprint Corporation on September 25, 1998 (File No.
               333-64241)).

10.4           Irrevocable Proxy and Voting Agreement, dated as of November 23, 1998, between the Company and TCI.

10.5           Top Up Right Agreement, dated as of May 26, 1998, among the Cable Partners,
               France Telecom S.A. and Deutsche Telekom AG (incorporated by reference to
               Exhibit 4 to Amendment No. 2 (filed May 28, 1998) to the Schedule 13D originally filed by FT and DT on February 12, 1996 (File No. 005-41991)).

                               Page 8 of 12 pages

                                 SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1998



                              TELE-COMMUNICATIONS, INC.

                                        /s/ Stephen M. Brett
                                    By:____________________________________
                                      Name:  Stephen M. Brett
                                      Title: Executive Vice President
                                              and General Counsel

                               Page 9 of 12 pages

                                 EXHIBIT INDEX


Exhibit
No.            Exhibit
-----          -------

10.1           Restructuring and Merger Agreement, dated as of May 26, 1998, by and among the
               Company, TCI, Comcast, Cox, and certain affiliates thereof (incorporated by reference to Exhibit No. 2 to the Form 8-K filed by Sprint Corporation on June
               2, 1998 (File No. 001-04721)).

10.2           Form of Registration Rights Agreement, by and among the Company, a subsidiary of TCI, Cox and Comcast (incorporated by reference to Exhibit 10.2 to the
               Registration Statement on Form S-4 filed by Sprint Corporation on October 1,
               1998 (File No. 333-65173)).

10.3           Form of Standstill Agreement, dated as of May 26, 1998, between the Company and
               TCI (incorporated by reference to Exhibit 10.3 to the Registration Statement
               Form on S-3 filed by Sprint Corporation on September 25, 1998 (File No.
               333-64241)).

10.4           Irrevocable Proxy and Voting Agreement, dated as of November 23, 1998, between the Company and TCI.

10.5           Top Up Right Agreement, dated as of May 26, 1998, among the Cable Partners,
               France Telecom S.A. and Deutsche Telekom AG (incorporated by reference to
               Exhibit 4 to Amendment No. 2 (filed May 28, 1998) to the Schedule 13D originally filed by FT and DT on February 12, 1996 (File No. 005-41991)).

                              Page 10 of 12 pages

                              SCHEDULE 1

         Directors, Executive Officers and Controlling Persons of Tele-Communications, Inc. ("TCI")

                                                                 Principal Business or
                              Principal Occupation               Organization in which
Name                          and Business Address               such Business is Conducted
-----                         --------------------               --------------------------
John C. Malone                Chairman of the Board and Chief    Cable television &
                              Executive Officer & Director of    telecommunications; &
                              TCI,                               programming services
                              5619 DTC Parkway, Englewood, CO
                              80111

Leo J. Hindery, Jr.           President and Chief Operating      Cable television &
                              Officer & Director of TCI, 5619    telecommunications; &
                              DTC Parkway, Englewood, CO 80111   programming services

Donne F. Fisher               Consultant & Director of TCI,      Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services

John W. Gallivan              Director of TCI; Chairman of the   Newspaper publishing
                              Board of Kearns-Tribune
                              Corporation,
                              400 Tribune Building, Salt Lake
                              City, UT 84111

Paul A. Gould                 Director of TCI; Managing          Securities firm
                              Director and Executive Vice
                              President of Allen & Company,
                              Incorporated, 711 Fifth Avenue,
                              New York, NY 10022

Robert A. Naify               Director of TCI; President and     Motion Picture Industry
                              Chief Executive Officer of
                              Todd-AO Corporation, 172 Golden
                              Gate Avenue, San Francisco, CA
                              94102

Jerome H. Kern                Director of TCI; Business          Business Consulting; Law
                              Consultant; Vice Chairman of the
                              Board of TCI, 5619 DTC Parkway,
                              Englewood, CO 80111

J. C. Sparkman                Director of TCI and Consultant,    Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services


Stephen M. Brett              Executive Vice President,          Cable television &
                              Secretary & General Counsel of     telecommunications; &
                              TCI, 5619 DTC Parkway,             programming services
                              Englewood, CO 80111

Larry E. Romrell              Executive Vice President of TCI,   Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services


                              Page 11 of 12 pages

                                                                 Principal Business or
                              Principal Occupation               Organization in which
Name                          and Business Address               such Business is Conducted
-----                         --------------------               --------------------------
Bernard W. Schotters, II      Senior Vice President &            Cable television &
                              Treasurer of TCI, 5619 DTC         telecommunications; &
                              Parkway, Englewood, CO 80111       programming services

Robert R. Bennett             Executive Vice President of TCI;   Cable television &
                              President and Chief Executive      telecommunications; &
                              Officer of Liberty Media           programming services
                              Corporation, 5619 DTC Parkway,
                              Englewood, CO 80111

Gary S. Howard                Executive Vice President of TCI;   Cable television &
                              President and Chief Executive      telecommunications; &
                              Officer of TCI Ventures Group,     programming services
                              5619 DTC Parkway, Englewood, CO
                              80111

Marvin L. Jones               Executive Vice President of TCI,   Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services

                              Page 12 of 12 pages